EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Three Months Ended March 31, 2013
Earnings:
Income before provision for income taxes	$5,719
Equity in earnings of unconsolidated businesses	5
Dividends from unconsolidated businesses	9
Interest expense (1)	537
Portion of rent expense representing interest	210
Amortization of capitalized interest	43

Earnings, as adjusted	$6,523

Fixed Charges:
Interest expense (1)	$537
Portion of rent expense representing interest	210
Capitalized interest	177

Fixed Charges	$924

Ratio of earnings to fixed charges	7.06

(1) We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.